UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ___________________ to __________________

Commission file number 1-08246

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWESTERN ENERGY COMPANY 2350 N. Sam Houston Parkway E. Suite 300 Houston, Texas 77032

Southwestern Energy

Company

401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Southwestern Energy Company

401(k) Savings Plan

Index

December 31, 2005 and 2004

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005	9

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Southwestern Energy Company 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Southwestern Energy Company 401(k) Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year)  at December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

Tulsa, Oklahoma

July 11, 2006

Southwestern Energy Company

401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments
Mutual funds	$16,046,543	$13,168,870
Common collective trusts	11,404,484	11,005,162
Common stock	10,597,103	3,131,358
Participant loans	914,756	825,427
Total investments	38,962,886	28,130,817

Receivables
Participants' contributions	130,284	102,348
Employer's contribution	68,471	36,835
Due from broker for securities sold	12,598	-
Total receivables	211,353	139,183
Net assets available for benefits	$39,174,239	$28,270,000

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Contributions
Participant	$2,641,033
Employer, net of forfeitures	957,780
Rollover	1,524,058
Total contributions	5,122,871

Investment income
Interest and dividend income	1,159,869
Net appreciation in fair value of investments	5,924,004
Total investment income	7,083,873
Total additions	12,206,744

Deductions
Benefits paid to participants	1,302,505
Net increase in net assets available for benefits	10,904,239

Net assets available for benefits
Beginning of year	28,270,000
End of year	$39,174,239

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.

Description of Plan

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, so amended (the “Internal Revenue Code”), that covers all employees of Southwestern Energy Company (the “Company”) and its subsidiaries except for:

a)

Employees who have not yet completed thirty (30) days of service;

b)

Employees who are under the age of twenty-one (21); and

c)

Seasonal employees who have one thousand (1,000) or less hours of service for the applicable computation period.

Participation by eligible employees in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The trust under the Plan is operated under a trust agreement with Scudder Trust Company.

Contributions and Funding Policy

Participants may contribute from 1% to 25% of their compensation in Salary Reduction Contributions, as defined in the Plan. The Company matches 50% up to 6% of the employee’s compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or deferred contribution plans. All contributions to the Plan are invested under the direction of the participant in 16 investment options including Company stock. Investments in stock of Entergy Corporation originated from a previous plan merger and is no longer an active investment option. Contributions are subject to certain limitations as determined by the Internal Revenue Code.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the Company’s contributions to the Plan as set forth in the following schedule:

Years of Vesting Service	Percent Vested
1	0%
2	50%
3	100%

Southwestern Energy Company

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contribution and the Plan’s investment earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan permits current participants to apply for and receive loans, which represent borrowings from a participant’s account. The maximum amount of any loan available under the Plan is limited to the lesser of $50,000 or 50% of a participant’s vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at one percentage point above the prime lending rate. Loan fees are allocated to participant accounts. Principal and interest is generally paid through payroll deductions. Amounts repaid are reinvested in investment options based on the participant’s current investment elections. At December 31, 2005, interest rates ranged from 5.0% to 10.5% with maturity dates through 2021.

Payment of Benefits

Although withdrawals from active participants’ accounts are restricted by the Plan, various withdrawal options are available to participants, which are based on the type of contributions made, age of the participant and other factors.

On termination of service due to death or disability, a participant or a participant’s estate may receive the full value of his or her account, including unvested Company contributions, in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum.

Forfeitures

Forfeited nonvested amounts are applied to restore matching contributions of any Plan participants because of a valid repayment. Remaining forfeitures are used to reduce Plan expenses. Any forfeited amounts that remain following payment of Plan expenses will be used to reduce employer matching contributions.  In 2005, employer contributions were reduced by forfeitures of $10,860. Remaining forfeitures of $10,280 were unused.

Plan Termination

The Plan gives the Company the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the contributions made by the Company.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are presented on the accrual basis of accounting.

Southwestern Energy Company

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Common stock is valued at quoted year-end market prices. Mutual funds and units of common collective trusts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents net appreciation in fair value of assets, which consists of realized gains and losses on investments bought and sold during the year and unrealized gains and losses on investments held at December 31, 2005.

Plan Expenses

Expenses incurred in connection with the Plan are paid by the Company. During 2005, the Company paid $14,342 in expenses on behalf of the Plan. Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

Payments of Benefits

Benefits are recorded when paid.

3.

Tax Status

The Internal Revenue Service issued a favorable determination letter dated December 10, 2001, stating that the Plan was designed in accordance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Southwestern Energy Company

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.

Investments

The following investments, stated at market value, represent 5% or more of the net assets available for benefits at December 31:

	2005	2004

Southwestern Energy Company - common stock	$10,396,902	$2,935,498
Scudder Trust Company Collective Investment Trust - Stable Value Fund	5,725,688	5,643,463
Scudder Trust Company Collective Investment Trust - Stock Index Fund	5,678,796	5,361,699
Scudder Trust Company - Growth and Income Fund	4,878,566	4,644,399
Pimco Funds - Total Return Fund	2,851,453	2,524,351
PBHG Funds - Mid Cap Value Fund	2,817,873	2,143,703
Scudder Trust Company - Life Cycle Mid-Range Investment	*	1,534,946

*

Balance at December 31, 2005, does not represent 5% or more of the net assets available for benefits.

Net appreciation by investment type for the year ended December 31, 2005 was as follows:

Mutual funds	$43,428
Common collective trusts	254,994
Common stock	5,625,582
$5,924,004

5.

Risk and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, common stock and common collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

6.

Related Party Transactions

Certain Plan investments are shares of Southwestern Energy Company common stock. These transactions represent investments in the Company, and, therefore,  qualify as  party-in-interest  transactions. Further, certain Plan investments are shares of mutual funds managed by Scudder Trust Company. Scudder Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for the investment management services for the year ended December 31, 2005.

Southwestern Energy Company

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.

Rescission Right for Company Common Stock

The Company determined that shares of Company common stock purchased by the Plan may not have been registered with the Securities and Exchange Commission ("SEC") as required. On June 9, 2005, the Company executed the required registration statement to properly register future purchases of Company common stock by the Plan. On June 9, 2005, the Company filed a registration statement on Form S-8 to register Company common stock offered under the Plan. On June 16, 2005, the Company filed a registration statement on Form S-3 with the SEC pursuant to which the Company offered to rescind (the "Rescission Offer") the previous purchase of a total of 49,721 shares of Company common stock by the Plan trustee relating to elections made by the participants to invest in the Company stock fund during the period of June 8, 2004 to June 8, 2005. The Rescission Offer was not accepted by any Plan participants and had no impact on the financial statements, results of operations or financial condition of the Plan or Company.

8.

Recent Accounting Pronouncements

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements issued for periods ending after December 15, 2006. Management is currently evaluating the effect of the pronouncement on the financial statements.

9.

Subsequent Events

Effective January 1, 2006, the Plan was amended to change Company matching contributions from 50% up to 6% of the employee’s compensation to 100% up to the first 3% of the employee’s compensation and 50% up to the next 3% of the employee’s compensation.

Southwestern Energy Company

401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b)	(c)	(e)
Party in		Description of Investment Including
Interest	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
Identification	Lessor or Similar Party	Collateral, Par or Maturity Value	Value

*	Southwestern Energy Company	289,285 Common Shares	$10,396,902
*	Scudder Trust Company Collective	Common Collective Trust	5,725,688
	Investment Trust Stable Value Fund
*	Scudder Trust Company Collective	Common Collective Trust	5,678,796
	Investment Trust Stock Index Fund
*	Scudder Trust Company	Mutual Fund	4,878,566
	Growth and Income Fund
	Pimco Funds Total Return Fund	Mutual Fund	2,851,453
	PBHG Funds Mid Cap Value Fund	Mutual Fund	2,817,873
	Amer Europacific Growth R-3	Mutual Fund	1,749,743
	International Fund
	T Rowe Price Retirement 2020 Advantage	Mutual Fund	1,615,550
	Managers Special Equity	Mutual Fund	1,234,676
	Long Term Growth Fund
	T Rowe Price Retirement 2030 Advantage	Mutual Fund	293,973
*	Scudder Trust Company	Mutual Fund	250,642
	Large Cap Value Fund
	Entergy Corporation	2,916 Common Shares	200,201
	AABN AMRO/Montage Caldwell	Mutual Fund	189,434
	Long Term Growth Fund
	T Rowe Price Retirement 2010 Advantage	Mutual Fund	96,887
	T Rowe Price Retirement Income Advantage	Mutual Fund	60,209
	T Rowe Price Retirement 2040 Advantage	Mutual Fund	7,537
*	Participant loans	Participant loans with interest rates from 5.0% to	914,756
		10.5% and maturity dates through 2021
			$38,962,886

Note:

Column (d) has been omitted as all investments are participant directed.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY 401(k) SAVINGS PLAN

Date: July 11, 2006	By:	/s/ GREG D. KERLEY
Greg D. Kerley Executive Vice President and Chief Financial Officer, Southwestern Energy Company

EXHIBIT INDEX
EXHIBIT NUMBER	EXHIBIT

23.1	Consent of PricewaterhouseCoopers LLP